BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.



06016790

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 1, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 1 3 2006
WASH, D.C.
213
SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
(formerly Buck Lake Ventures Ltd.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

SUPPL

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 11, 2006:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2006 with relevant MD&A.

B. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

9/14

Enclosures

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1659

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 30, 2006

"Raymond W. Roland"
Raymond W. Roland
President & CEO

82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 30, 2006

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

82 - 1669

ULTRA URANIUM CORP.

(formerly BUCK LAKE VENTURES LTD.)

INTERIM FINANCIAL STATEMENTS

June 30, 2006

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
INTERIM BALANCE SHEETS

ASSETS

	June 30, 2006 (Unaudited)	December 31,2005 (Audited)
Current		
Cash	$ 251,816	$ 235
GST receivable	20,864	9,584
Marketable securities	8,000	8,000
Prepaid expense	18,816	18,816
	299,496	36,635
Equipment– Note 3	10,403	11,663
Resource property costs	1,496,397	1,463,120
	$ 1,806,296	$ 1,511,418

LIABILITIES

	June 30, 2006	December 31,2005
Current		
Accounts payable and accrued liabilities – Note 4	$ 460,119	$ 884,549
Due to related parties	524,132	836,365
Advances payable	11,183	10,048
Loans payable	29,246	77,107
	1,024,680	1,808,069

SHAREHOLDERS' EQUITY (DEFICIENCY)

	June 30, 2006	December 31,2005
Share capital – Note 2	$ 7,747,772	$ 6,498,622
Share subscriptions	36,400	-
Contributed surplus – Note 2	332,880	262,775
Deficit	(7,335,436)	(7,058,048)
	781,616	(296,651)
	$ 1,806,296	$ 1,511,418

APPROVED BY DIRECTORS:

"Raymond W. Roland" Director *"Douglas B. Brooks"* Director

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Six months ended June 30,	
	2006	2005
DEFICIT, BEGINNING OF THE PERIOD	$ 7,058,048	$ 6,695,285
NET LOSS	277,388	133,697
DEFICIT, END OF THE PERIOD	$ 7,335,436	$ 6,828,982

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Administrative Expenses				
Amortization	$ 630	$ 1,051	$ 1,260	$ 2,102
Consulting	9,000	9,000	18,000	18,000
Interest – Note 4	16,693	19,871	39,035	36,891
Filing fees	8,482	3,145	12,218	4,195
Professional fees	15,333	3,000	27,196	25,000
Office and miscellaneous	27,774	722	31,094	3,441
Management fees – Note 4	16,500	7,500	33,000	15,000
Rent	16,481	10,500	26,981	21,000
Shareholder communications	10,182	-	10,182	4,683
Transfer agent	3,850	905	5,746	2,335
Travel & promotion	2,231	318	2,571	1,050
Net loss before other items	(127,156)	(56,012)	(207,283)	(133,697)
Other items				
Interest and miscellaneous income	-	-	-	-
Non-cash compensation charge – Note 2	(70,105)	-	(70,105)	-
Net loss for the period	$ (197,261)	$ (56,012)	$ (277,388)	$ (133,697)
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Operating Activities				
Net loss for the period	$ (197,261)	$ (56,012)	$ (277,388)	$ (133,697)
Add (deduct) items not affecting cash:				
Amortization	630	1,051	1,260	2,102
Non-cash compensation charge	70,105	-	70,105	-
	(126,526)	(54,961)	(206,023)	(131,595)
Changes in non-cash working capital balances related to operations:				
GST receivable	(7,404)	25,871	(11,280)	22,782
Prepaid expense and advances	-	3,113	-	(2,487)
Accounts payable	(480,816)	42,486	(424,430)	198,993
Due to related parties	(330,760)	(3,187)	(312,233)	(57,811)
	(945,506)	13,322	(953,966)	29,882
Investing Activities				
Acquisition of resource properties	(5,000)	(12,706)	(10,000)	(24,894)
Deferred exploration costs	-	(1,400)	(5,777)	(5,962)
	(5,000)	(14,106)	(15.777)	(30,856)
Financing Activities				
Issuance of common shares for cash	1,305,000	-	1,305,000	-
Share subscriptions	25,000	-	36,400	-
Share issue costs	(73,350)	-	(73,350)	-
Advances payable	600	-	1,135	-
Loans payable	(60,000)	-	(47,861)	-
	1,197,250	-	1,221,324	-
Increase (Decrease) in cash during the period	246,744	(784)	251,581	(974)
Cash, beginning of the period	5,072	1,000	235	1,190
Cash, end of the period	$ 251,816	$ 216	$ 251,816	$ 216

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended June 30, 2006
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 financial statements.

On April 13, 2006, the Company received shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp. On May 11, 2006, the Company changed its name to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Note 2 Share Capital

(a) Authorized:
99,750,000 common shares without par value. (refer to Note 2 (c)).
(b) Issued:

		Number		Amount
Balance, November 30, 2003		17,518,311		5,961,773
Issued for resource properties	- at $0.20	30,000		6,000
	- at $0.06	50,000		3,000
Issued for services				
Pursuant to private placement	- at $0.10	258,491		25,849
Issued for cash				
Pursuant to private placements	- at $0.10	5,241,509		524,151
Finders fees		220,000		-
Less: issue costs		-		(29,151)
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005 andMarch 31, 2006		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		17,500
Shares returned to treasury (escrow)		(250,000)		-
Sub-total		**23,318,311**		**6,516,122**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,662**	**$**	**6,516,122**
Issued for cash				
Pursuant to private placements	- at $0.25	5,220,000		1,305,000
Share issue costs		-		(73,350)
Balance, June 30, 2006		9,883,662	$	7,747,772

Note 2 Share Capital – (Cont'd)

c) Private placements

i) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.335 per share for a two year period.

The private placement has been accepted for filing by the TSX Venture Exchange.

ii) $1.8-million unit private placement repriced to $2.4- million

On April 18, 2006, the Company announced, subject to shareholder and regulatory approval, to reprice the $1.8-million private placement announced on February 28, 2006, by increasing it to $0.25 per unit and increasing the warrant exercise price to $0.335 per share as follows:

The revised private placement subject to regulatory approval (approved on May 11, 2006) of a 1:5 share consolidation and coincident name change comprises financing of up to $2.4-million comprising up to 9.6 million post consolidation units at $0.25 cents per unit. Each post consolidation unit consists of one post consolidation common share and one transferable warrant entitling the holder to purchase one additional post consolidation share for $0.335cents per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

On June 6, 2006, the Company completed its first tranch of $1,305,000 of the $2.4 million private placement and issued 5,220,000 shares at $0.25 per share.The securities are restricted from trading until October 9, 2006. 100,000 Shares are flow-through shares. A finders' fee totaling $73,350 has been paid with respect to 3,912,000 shares and the Company expects to close the remaining $980,000 in due course.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2006, and March 31, 2006 and the changes during the period then ended is as follows:

Note 2 Share Capital – (Cont'd)

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2006	Nil	
Granted	466,300	$0.40
Options exercisable and outstanding, June 30, 2006	466,300	$0.40

At June 30, 2006, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
466,300	$0.40	May 12, 2008

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended June 30, 2006, the Company recorded a non-cash compensation charge of $70,105 upon the issuance of 466,300 stock options.

The weighted average fair value of the options was $0.15 per share.

The fair value of share options for 2006 were estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.75%	-
Dividend yield	-	-
Expected stock price volatility	81.92%	-
Weighted average expected stock option life	2 years	-

ii) Share Purchase Warrants

At June 30, 2006, there were 5,220,000 warrants outstanding, exercisable at a price of $0.335 per share, expiring on June 6, 2008.

Note 3 Capital Assets

	June 30, 2006			June 30, 2005
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 7,351	$ 1,583	$ 2,092
Furniture and fixtures	16,585	11,083	5,502	6,687
Office equipment	10,000	6,682	3,318	4,031
	$ 35,519	$ 25,116	$ 10,403	$ 12,810

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Six months ended June 30, 2006	2005
Interest	$ -	$ -
Management fees	15,000	-
Consulting	18,000	18,000
Promotion and travel	400	-
Deferred exploration costs – geological travelling	4,045	-
	$ 37,445	$ 18,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2006, marketable securities include $8,000 (2005: $8,000) in shares of companies with common directors.

At June 30, 2006, amounts due to related parties include $524,132 (2005: $570,543) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

BACKGROUND

The following discussion and analysis, prepared as of August 29, 2006, should be read together with the unaudited financial statements for the six-months ended June 30, 2006 and the audited financial statements for the year ended December 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six-month period ended June 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, August 29, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, the Company changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, the Company acquired the right to explore the Kalnica-Selec uranium property in Slovakia.

The Company is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, the past several years the Company has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario and other gold properties in Ontario.

The Company is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

During the year ended December 31, 2005 the Company acquired the Kalnica-Selec Uranium Project located in western Slovakia by filing an application with the Slovakian Government. This application has been approved by the Slovakian Government and the Company has received official

Kalnica-Selec Uranium Project –Slovakia– Cont'd

documentation accepting the Company's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project was discovered in the Povazsky Inovec Mountains of Western Slovakia and was explored by the Czechoslovak Government's Uranovy Prieskum, State Enterprise (UP) from 1961 to 1986. Exploration and development on this 28.91 square kilometer property during this period included radiometric surveys, geological mapping, sampling, trenching, 339 drill holes and exploration adit driving. In total, exploration and development has included 171 drill holes to a maximum depth of 100 metres and 168 diamond drill holes to a maximum depth of 680 meters, many pits and trenches and three adits.

UP also conducted test mining from three adits in Kalnica and Selec and the mined material was shipped to the former Soviet Union. Test mining was limited to exploration tunnels across mineralized lenses and did not result in larger scale mining, apparently because the Novoveska Huta uranium mine was in full production at that time. In the early 1990s, the Kalnica – Selec prospect was abandoned due to low uranium prices.

UP archived the top secret information on all uranium workings and prospects in Slovakia. Volumes of hard copies of reports, maps, drill logs, drawings, assay data and other information from the historic exploration works on the Kalnica – Selec prospect have now been made available to Ultra Uranium. Ultra Uranium intends to make full use of relevant information and in the first stage, a review of data from 168 diamond drill holes has been completed and data from 65 holes that intersected significant uranium mineralization is being digitized and vectorized. The results from reviewing this data will be used for the re-interpretation and preliminary assessments for future 43-101 reporting of uranium resources.

A recent exploration program by Ultra Uranium was filed with the Ministry of Environment of the Slovak Republic. The project included radiometric surveys of the whole license area. These ground radiometric surveys were conducted within a grid covering the southern portion of the prospect. The grid lines were spaced 250 meters and the stations are 25 meters apart. Geological mapping and minor lithogeochemical sampling was carried out along the survey. A calibrated GS-256 gamma spectrometer was used that measures gamma ray radioactivity levels and converts them automatically to uranium, thorium (in ppm) and potassium (in per cent) contents. Based on the survey results, digital mono-elemental maps were prepared.

The maps show several large near-surface radioactive anomalies throughout the southern part of prospect survey area and confirm the presence of near surface uranium mineralization. The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation level two to six times. The most important anomalies identified to date are the Kalnica anomaly, located in the southwestern portion of the property, and the Selec anomaly, situated in the central part of the property, about 2 kilometers north of the former. These two anomalous zones are separated by a strip of less intense radioactive anomalies trending northeast, parallel to the general regional structure in the area. Coincident mapping during the survey confirmed that the highest

Kalnica-Selec Uranium Project –Slovakia– Cont'd

radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite, which further supports the historic data.

By an agreement dated June 29, 2005 with the Slovakian government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006

SKK 348,000

By an agreement dated October 1, 2005, the Company signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, the Company agreed to pay the private company $75,000 for its services to identify and assist with the acquisition of this project. This amount is included in accounts payable at June 30, 2006.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic

Buck Lake Project Claims – Ontario – Cont'd

intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The

Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

Buck Lake Project Claims – Ontario – Cont'd

During the six-months ended June 30, 2006, the Company expended $10,000 in cash and issued 150,000 common shares on property option payments. There was no exploration expenditure for the period ended June 30, 2006.

East Dog River Property – Ontario

HISTORICAL
In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

The Company earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the six-months ended June 30, 2006, there were no expenditures on the property.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Mirage Lake Property– Ontario– Cont'd

The Company earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued subsequent to December 31, 2005. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

The Company completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Gwyn Lake Gold Property –Ontario– Cont'd

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Buck Lake announced that it entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor. The shares were restricted from trading until May 20, 2006.

During the six-months ended June 30, 2006, there were no expenditures on the property.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by the Company during the six-months ended June 30, 2006 and the years ended December 31, 2005 and 2004:

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, June 30, 2006
Buck Lake Claims					
Acquisition costs					
Cash	$ 120,000	$ 10,000	$ 130,000	$ 10,000	$ 140,000
Shares	34,500	7,000	41,500	17,500	59,000
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	17,000	248,500	27,500	276,000
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,001	62	608,063	-	608,063
Geological consulting – Note 9	97,983	1,400	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	929,338	1,462	930,800	-	930,800
	1,160,838	18,462	1,179,300	27,500	1,206,800
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting – Note 9	5,690	4,597	10,287	-	10,287
Reporting	113	-	113	-	113
	12,590	4,597	17,187	-	17,187
	25,090	4,597	29,687	-	29,687

.../Cont'd.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

Schedule – (Continued)

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, June 30, 2006
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting – Note 9	9,299	4,598	13,897	-	13,897
Reporting	1,050	-	1,050	-	1,050
	23,160	4,598	27,758	-	27,758
	35,660	4,598	40,258	-	40,258
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	-	10,000
Shares	12,600	-	12,600	-	12,600
	22,600	-	22,600	-	22,600
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	5,192	1,000	6,192	91	6,283
Geological consulting – Note 9	45,380	9,457	54,837	-	54,837
Reporting	570	-	570	-	570
	52,827	10,457	63,284	91	63,375
	75,427	10,457	85,884	91	85,975

.../cont'd

Schedule – (Continued)

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, June 30, 2006
Kalnica-Selec Claims					
Acquisition costs					
Cash		3,341	3,341	-	3,341
Accounts payable-fee	-	75,000	75,000	-	75,000
		78,341	78,341	-	78,341
Deferred exploration costs					
Field costs	-	18,710	18,710	4,046	22,756
Geological consulting – Note 9	-	30,940	30,940	1,640	32,580
	-	49,650	49,650	5,686	55,336
	-	127,991	127,991	5,686	133,677
	$ 1,297,015	$ 166,105	$ 1,463,120	$ 33,277	$ 1,496,397

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the six-months ended June 30, 2006 and the years ended December 31, 2005 and 2004, and 2003:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(277,388)	(133,697)	(362,763)	(690,631)	(437,810)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.04)
Total assets	1,901,010	1,397,288	1,511,418	1,382,803	1,329,825

For the six-months ended June 30, 2006 the net loss was $277,388 or $0.01 per share compared to the net loss of $133,697 or $0.01 per share (101.1% increase) in the comparable period in 2005. The increase was mainly due a non-cash compensation charge of $70,105 which represents fair value of 466,300 stock options granted during the period. The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

RESULTS OF OPERATIONS

Six-months ended June 30, 2006

The Company incurred a net loss of $277,388 for the six months ended June 30, 2006, as compared to a net loss of $133,697 for the comparable period in 2005. The increase in net loss of $143,691 was mainly due to a non-cash compensation charge of $70,105, office and miscellaneous of $27,653, management fees of $18,000, filing fees of $8,023, shareholder communication expenses of $5,499, rent of $5,981and transfer agents fees of $3,411 with the balance of the increase in expenses totalling $5,019 spread over the remainder of the expenditures.

Three-months ended June 30, 2006

The Company incurred a net loss of $197,261 for the three months ended June 30, 2006, as compared to a net loss of $56,012 for the comparable period in 2005. The increase in net loss of $141,249 was mainly due to a non-cash compensation charge of $70,105, office and miscellaneous of $27,052, professional fees of $12,333 management fees of $9,000, filing fees of $5,337, shareholder communication expenses of $10,182, rent of $5,981and transfer agents fees of $2,945 with a corresponding decrease in interest of $3,178 and the balance of the increase in expenses totalling $1,492 spread over the remainder of the expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for the six-months ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003:

ULTRA URANIUM CORP.

(formerly BUCK LAKE VENTURES LTD.)

Management Discussion and Analysis of Financial Condition and Results of Operations

JUNE 30, 2006

	Six-months ended June 30, 2006	Six-months ended June 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		$	$	$	$
Accounting, audit and legal	27,196	25,000	117,218	117,872	130,650
Increase (decrease) *	8.78	-	(0.55)	(9.78)	(0.45)
Amortization	1,260	2,102	3,249	4,203	5,458
Increase (decrease) *	(40.06)	-	(22.70)	(23.00)	(22.21)
Interest	39,035	36,891	69,183	66,771	105,786
Increase (decrease) *	5.81	-	3.61	(36.88)	138.09
Consulting fees	18,000	18,000	36,000	36,000	36,000
Increase (decrease) *	-	-	-	-	(4.0)
Filing fees	12,218	4,195	6,395	15,979	8,341
Increase (decrease) *	191.25	-	(59.98)	91.57	124.81
Management fees	33,000	15,000	66,000	30,000	30,000
Increase (decrease) *	120.00	-	120.00	-	-
Office services and expenses	31,094	3,441	6,694	48,497	32,047
Increase (decrease) *	803.63	-	(86.20)	51.33	327.86
Promotion and travel	2,571	1,050	3,348	15,376	7,896
Increase (decrease) *	144.85	-	(78.22)	94.73	(87.42)
Rent	26,981	21,000	42,000	42,000	42,000
Increase (decrease) *	28.48	-	-	-	-
Property investigation	-	-	3,550	4,400	-
Increase (decrease) *	-	-	(19.32)	-	-
Shareholder communications fees	10,182	4,683	$4,683	2,603	-
Increase (decrease) *	117.42	-	79.90	N/A	-
Stock-based compensation	70,105	-	-	262,775	-
Increase (decrease) *	-	-	N/A	-	-
Transfer agent	5,746	2,335	4,683	6,725	3,698
Increase (decrease) *	146.08	-	(30.36)	81.86	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2006		2005				2004	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(80,127)	(197,261)	(77,685)	(56,012)	(61,264)	(167,802)	(65,727)	(152,076)
Basic/diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

The net loss in the second quarter of 2006 increased by approximately 252% compared to the same quarter in 2005 primarily due to non-cash compensation cost, office and miscellaneous expenses, management fees and shareholder communication costs.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had a working capital deficiency of $725,184 (2005: $885,102).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At June 30, 2006, the Company held cash on hand of $251,816 (2005: $216) and liabilities totalled $1,024,680 (2005: $1,464,873).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:
99,750,000 common shares without par value.

(b) Issued:

		Number		Amount
Balance, November 30, 2003		17,518,311		5,961,773
Issued for resource properties	- at $0.20	30,000		6,000
	- at $0.06	50,000		3,000
Issued for services				
Pursuant to private placement	- at $0.10	258,491		25,849
Issued for cash				
Pursuant to private placements	- at $0.10	5,241,509		524,151
Finders fees		220,000		-
Less: issue costs		-		(29,151)
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005 andMarch 31, 2006		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		17,500
Shares returned to treasury (escrow)		(250,000)		-
Sub-total		**23,318,311**		**6,516,122**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,662**	**$**	**6,516,122**
Issued for cash				
Pursuant to private placements	- at $0.25	5,220,000		1,305,000
Share issue costs		-		(73,350)
Balance, June 30, 2006		9,883,662	$	7,747,772

Share Capital – (Cont'd)

c) Private placements

i) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.335 per share for a two year period.
The private placement has been accepted for filing by the TSX Venture Exchange.

ii) $1.8-million unit private placement repriced to $2.4- million

On April 18, 2006, the Company announced, subject to shareholder and regulatory approval, to reprice the $1.8-million private placement announced on February 28, 2006, by increasing it to $0.25 per unit and increasing the warrant exercise price to $0.335 per share as follows:

The revised private placement subject to regulatory approval (approved on May 11, 2006) of a 1:5 share consolidation and coincident name change comprises financing of up to $2.4-million comprising up to 9.6 million post consolidation units at $0.25 cents per unit. Each post consolidation unit consists of one post consolidation common share and one transferable warrant entitling the holder to purchase one additional post consolidation share for $0.335cents per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

On June 6, 2006, the Company completed its first tranch of $1,305,000 of the $2.4 million private placement and issued 5,220,000 shares at $0.25 per share. The securities are restricted from trading until October 9, 2006. 100,000 Shares are flow-through shares. A finders' fee totaling $73,350 has been paid with respect to 3,912,000 shares and the Company expects to close the remaining $980,000 in due course.

d) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2006, and March 31, 2006 and the changes during the period then ended is as follows:

Share Capital – (Cont'd)

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2006	Nil	
Granted	466,300	$0.40
Options exercisable and outstanding, June 30, 2006	466,300	$0.40

At June 30, 2006, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
466,300	$0.40	May 12, 2008

The fair value of the stock options is determined using the Black-Schools option pricing model. For the period ended June 30, 2006, the Company recorded a non-cash compensation charge of $70,105 upon the issuance of 466,300 stock options.
The weighted average fair value of the options was $0.15 per share.

The fair value of share options for 2006 was estimated using the Black-Schools option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.75%	-
Dividend yield	-	-
Expected stock price volatility	81.92%	-
Weighted average expected stock option life	2 years	-

Share Purchase Warrants

At June 30, 2006, there were 5,220,000 warrants outstanding, exercisable at a price of $0.335 per share, expiring on June 6, 2008.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Six months ended June 30, 2006	2005
Interest	$ -	$ -
Management fees	15,000	-
Consulting	18,000	18,000
Promotion and travel	400	-
Deferred exploration costs – geological travelling	4,045	-
	$ 37,445	$ 18,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.
At June 30, 2006, marketable securities include $8,000 (2005: $8,000) in shares of companies with common directors.
At June 30, 2006, amounts due to related parties include $524,132 (2005: $570,543) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

RISKS AND UNCERTAINTIES

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at August 28, 2006 the Company had authorized share capital of 99,750,000 without a par value. Shares outstanding as at August 28, 2006 totalled 9,883,662 shares, granted options to directors and and employees totalling 466,300 shares at a weighted average exercise price of $0.40 per share and had 5,220,000 warrants outstanding at a weighted average exercise price of $0.335 per share